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03001793

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45529

SEC MAIL RECEIVED PROCESSING FEB 27 2003 WASH. D.C. 181 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

H.R.C. Investment Services Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

136 Glenwood Road
(No. and Street)

Glenwood Landing	New York	11547
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Sultan, CPA — 516-496-9500 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ives & Sultan, LLP
(Name — *if individual, state last, first, middle name*)

100 Crossways Park Drive West	Woodbury	New York	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Selin S. Mohammadi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H.R.C. Services Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

PAULETTE FERRIGNO
Notary Public, State of New York
No. 4879189
Qualified in Nassau County
Commission Expires January 20, 2007

Signature

PRESIDENT

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IVES & SULTAN, LLP
Certified Public Accountants

100 Crossways Park Drive West, Woodbury, NY 11797-2012 516-496-9500 • Fax: 516-496-9508

HRC SERVICES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

HRC SERVICES, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

Table of Contents

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

IVES & SULTAN, LLP
Certified Public Accountants

100 Crossways Park Drive West, Woodbury, NY 11797-2012 516-496-9500 • Fax: 516-496-9508

HRC Services, Inc.
Glenwood Landing, New York

We have audited the accompanying balance sheet of HRC Services, Inc. as at December 31, 2002, and the related statements of income, changes in stockholders' equity, cash flows, and net capital computation for the year then ended. These financial statements are the responsibility of the organization's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HRC Services, Inc. as at December 31, 2002 and the results of its operations and the changes in its financial position for the year then ended in conformity with generally accepted accounting principles.

IVES & SULTAN, LLP
Certified Public Accountants

February 19, 2003

HRC SERVICES, INC.

BALANCE SHEET
DECEMBER 31, 2002

Assets

Assets	
Cash and Cash Equivalents *(Note 1b)*	$261,940
Non-Allowable Assets *(Note 2)*	53,335
	$315,275

Liabilities and Stockholders' Equity

Current Liabilities	
Accounts Payable	$ 3,233
Income Taxes	497
Accrued Commissions Payable	73,614
Current Portion of Long-Term Debt *(Note 5)*	9,440
	86,784
Long-Term Liabilities	
Long-Term Debt - Less: Current Portion *(Note 5)*	5,912
	92,696
Stockholders' Equity	
Capital Stock, No Par Value - 200 Shares Authorized, Issued and Outstanding	20,000
Retained Earnings	202,579
	222,579
	$315,275

The accompanying notes are an integral part of the financial statements.

HRC SERVICES, INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2002

Revenues From Sales	$2,301,720
Expenses	
Payroll	1,264,255
Payroll Taxes	56,786
Employee Benefits	70,264
Office and General	73,243
Data Processing	33,323
Printing	13,214
Repairs and Maintenance	3,289
Telephone and Utilities	25,913
Professional	27,209
Dues and Subscriptions	12,929
Postage and Delivery	25,702
Contributions	11,371
Entertainment	1,119
Travel	38,419
Rent	62,617
Insurance	73,920
Conferences and Seminars	15,187
Licenses and Registration	4,341
Equipment Rental	18,759
Commissions	683,861
Advertisement	1,350
Depreciation	10,136
	2,527,207
	(225,487)
Administrative Income	257,826
	32,339
Interest Income	3,376
Income Before Income Taxes	35,715
Income Taxes *(Note 3)*	1,422
Net Income	$ 34,293

The accompanying notes are an integral part of the financial statements.

HRC SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
YEAR ENDED DECEMBER 31, 2002

Stockholders' Equity as of January 1, 2002	$188,286
Net Income	34,293
Stockholders' Equity as of December 31, 2002	$222,579

The accompanying notes are an integral part of the financial statements.

HRC SERVICES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

Cash Flows From Operating Activities:	
Net Income	$ 34,293
Adjustment to Reconcile Net Income to	
Net Cash Provided By Operating Activities:	
Depreciation	10,136
(Increase) Decrease in Current Assets:	
Loans Receivable	(13,302)
Increase (Decrease) in Current Liabilities:	
Accounts Payable	3,233
Accrued Commissions Payable	(80,437)
Income Taxes	29,494
Net Cash Used By Operating Activities	(16,583)
Cash Flows From Financing Activities:	
Principal Payments on Long-Term Debt	(9,820)
Net Decrease in Cash and Cash Equivalents	(26,403)
Cash and Cash Equivalents - At Beginning	288,343
Cash and Cash Equivalents - At End	$261,940

Supplemental Disclosures of Cash Flow Information:

Cash Paid During The Period For:

Taxes	$ –

The accompanying notes are an integral part of the financial statements.

HRC SERVICES, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
DECEMBER 31, 2002

Net Capital as Per December 31, 2002 Focus Report	$131,510
Reconciling Items Between Financial Statements and Focus Report	–
Net Capital as Per December 31, 2002 Financial Statement	$131,510

The accompanying notes are an integral part of the financial statements.

HRC SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
AS OF DECEMBER 31, 2002

Allowable Capital		
Capital Stock		$ 20,000
Earnings to Date		202,579
		222,579
Less: Non-Allowable Assets		53,335
Haircuts		37,734
		91,069
Net Capital		131,510
Aggregate Indebtedness	92,696	
Minimum Net Capital Required		25,000
Minimum Net Capital Required (Based on Aggregate Indebtedness)	6,180	
		$106,510
AI Ratio (%)		1.42%

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

1. **Summary of Significant Accounting Policies**

   a. **Type of Organization**
   HRC Services, Inc. is a New York "C" Corporation, duly organized and validly existing under the laws of the State of New York. HRC Services, Inc. acts as a broker/dealer conducting business in mutual funds and variable annuities.

   b. **Cash and Cash Equivalents**
   For purposes of the statement of cash flows, the Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

   c. **Use of Estimates**
   Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

   d. **Property and Equipment**
   Depreciation of property and equipment for financial reporting purposes is computed at rates adequate to allocate the cost of applicable assets over their expected useful lives. Both straight-line and declining balance depreciation methods are being utilized.

   Property and equipment, renewals and improvements are capitalized at cost by additions to the related asset accounts, while repairs and maintenance costs are charged against income. The Company records sales and retirements by removing the cost and accumulated depreciation from the asset and reserve accounts, reflecting any resulting gain or loss in earnings.

2. **Non-Allowable Assets**

Non-allowable assets consist of the following:

Fixed Assets (Net of Accumulated Depreciation)	$16,578
Loan Receivable Affiliates	36,757
	$53,335

3. **Income Taxes**

Income taxes consist of the following:

New York State	$1,422

4. Focus Report

HRC Services, Inc., a broker/dealer, is required to file a Focus Report Part IIA within 17 business days of the quarter end with both the NASD district and executive offices.

5. Long-Term Debt

Long-term debt consists of the following:

GE Capital; 60 monthly principal and interest payments of $786.63; due August 2004.	$15,352
Less: Current Portion	9,440
	$ 5,912

Future principal debt repayments are estimated to be as follows:

Twelve Months Ended December 31,	
2003	$ 9,440
2004	5,912
	$15,352

6. Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and temporary cash investments with high credit quality institutions. At times such investments may be in excess of the FDIC insurance limit.

IVES & SULTAN, LLP
Certified Public Accountants

100 Crossways Park Drive West, Woodbury, NY 11797-2012 516-496-9500 • Fax: 516-496-9508

INDEPENDENT AUDITOR'S REPORT ON INTERNAL

ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A5

HRC Services, Inc.
136 Glenwood Road
Glenwood Landing, NY 11547

In planning and performing our audit of the financial statements of HRC Services, Inc. year ended December 31, 2002, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion of the financial statements and not to provide assurance on the internal control structure..

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by HRC Services, Inc. that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Ives & Sultan, LLP
Certified Public Accountants

February 19, 2002